Third Amended
                GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                  SMALL BUSINESS ISSUERS UNDER THE 1934 ACT

                   U.S. SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                  FORM 10-SB

                                   Espo's Inc.
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               (Name of Small Business Issuer in its charter)

               New York                            11-3042779
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   (State or other jurisdiction of              (I.R.S. Employer
   incorporation or organization)              Identification No.)

      10501 FM 720 East, Frisco, Texas                75035
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  (Address of principal executive offices)          (ZIP Code)

 Securities to be registered under Section 12(b) of the Act:

           Title of each class                Name of each exchange on which
           to be so registered                each class is to be registered

                  None                                        None
 ---------------------------------------------------------------------------
 Securities to be registered under Section 12(g) of the Act:

                    Common Stock ($0.0001 Par Value)
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                           (Title of class)

                              PART I



 Alternative 2

 Item 6.  Description of Business

      (a)  Narrative Description of Business.

      (1)  Business done and intended to be done
      Espo's Inc. ("the Company") is a New York corporation chartered on November 29, 1990. The Company formerly manufactured and sold clothing and accessories and sold and rented sporting goods and gave lessons for the sporting goods which it sold or rented. In December of 1999 the Company divested itself of all its assets and traded shares of its common stock to shareholders of Performance Interconnect Corp. in exchange for their stock in Performance Interconnect Corp.

      Performance Interconnect Corp. was incorporated October 10, 1996, in the State of Texas. It was formed to acquire the assets of I-CON Industries, Inc. , and actually acquired title to those assets on March 31, 1998. I-CON had been formed in 1979 as a limited partnership, licensed by the Kollmorgen Corporation to design and manufacture MULTIWIRE technology and was later incorporated under new ownership.

      In March, 1999, PC Dynamics of Texas, Inc., a wholly owned subsidiary of Performance Interconnect Corp., acquired all the assets of PC Dynamics Corporation, a Frisco, Texas, manufacturer of metalback RF circuit boards.

      As a result of all the foregoing, the Company owns 99.67% of the common stock of Performance Interconnect Corp., and Performance Interconnect Corp. owns all of the common stock of PC Dynamics of Texas, Inc. The Company's business is conducted under the names of Performance Interconnect Corp. and PC Dynamics of Texas, Inc.

           (i)  Principal Products, Principal Markets, Method of Distribution

           The Company manufactures and markets circuit boards. Circuit boards are the basic semiconductor interconnection system used in almost all electronics equipment. The circuit boards manufactured and marketed by the Company are at the high end of the market, both as to technology and as to price. The Company has four kinds of products:

                (1) High reliability (military) RF (radio frequency) circuit boards.

                (2)  Commercial RF circuit boards.

                (3)  Discrete wiring technology (DWT) circuit boards.

                (4)  Fiber optics circuit boards

           All of these are typically manufactured on specific orders from the customer and shipped directly from the factory to the customer by a common carrier, such as UPS or Federal Express. Usually the method of shipment is specified by the customer. Sales are effected through six U.S. manufacturer's representatives, with a total staff of about 16 persons, two in-house sales persons and one manufacturer's representative in Europe.

           High Reliability RF (Radio Frequency) Circuit Boards

           RF circuit boards are multilayer circuit boards manufactured with low dielectric constant laminates and precise mechanical requirements for the circuits. These special materials require special processes not ordinarily available from high-volume multilayer competitors. The Company's high-reliability circuit boards have primarily military applications. They are manufactured and marketed under the Performance Interconnect name.

           Commercial RF Circuit Boards

           The commercial RF circuit boards manufactured by the Company are used primarily in cellular and PCS telecommunications, military radar and communications and various high volume commercial applications, such as garage door openers and radar detectors. The telecommunications applications of these circuit boards are important in developed nations like the United States, but they are especially valuable in underdeveloped nations which do not have the telephone infrastructure in place. Many of these countries are going directly to wireless.

           The commercial RF circuit boards are manufactured and marketed under the PC Dynamics name.

           Discrete Wiring Technology (DWT) Circuit Boards

           Most circuit boards in use today are what are know as multilayer circuit boards. Their circuits are printed and etched onto the board. DWT circuits, by contrast, actually use insulated wires to provide the signal interconnects. DWT is a more expensive process, but it has several distinct advantages over printed boards. These advantages are improved signal integrity, more consistent uniformity board-to-board, lower weight, lower temperature, superior impedance control and superior route ability. DWT circuit boards are used primarily in high-performance computers and telecom switching equipment where the choice is driven more by performance characteristics than by price. The Company expects this market to expand in proportion to the expected increase in computer speeds.

           DWT circuit boards' target markets include supercomputers, test equipment, telecommunications, satellite communications, military avionics, counter measures, missiles, smart bombs, defense systems and communications.

           Worldwide DWT revenue is estimated at $40 million. Domestic sales account for 35% of this figure. There are six suppliers worldwide, two domestically. The two domestic suppliers are Advanced Interconnect Technology (AIT), with estimated DWT revenues totaling $10 million, and the Company, with $3.7 million.

           Fiber Optics Circuit Boards

           3M has a DARPA contract to develop a fiber optics backplane technology. (A "DARPA" contract is a type of agreement with the federal government providing for government funding in the development of certain technologies.) 3M approached the Company about two and one-half years ago to develop putting the fiber onto 3M's adhesive. 3M and the Company have almost, but not quite, completed an agreement to determine the system by which the product is to be marketed. It is not yet certain whether the Company will manufacture and sell to the end user or will manufacture and sell to 3M.

           Unlike the Company's other circuit boards which transmit electric signals, this product transmits light-waves.

           (iii) The Company's accounting does not provide any firm figures on Company-sponsored or customer-sponsored research and development activities.

           (iv) The Company has 91 full-time employees, 80 permanent and eleven temporary.

           (v) Federal, state and local provisions regulating discharge of materials into the environment do not have a material affect on the capital expenditures, earnings and competitive position of the Company. The Company's manufacturing operations do generate acids and other wastes. These wastes are collected and stored on a short-term basis in an approved manner within the plant and are then removed monthly under a contract with an approved carrier at a total expense of approximately $10,000 per month. The disposal of these wastes is subject to regulation and monitoring by the Texas Natural Resources commission and by the Environmental Protection Agency. There are no material estimated capital expenditures for environmental control facilities for the remainder of the current fiscal year or in the foreseeable future.

      (2) Distinctive or Special Characteristics of the Company's Operation or Industry Which May Have a Material Impact upon the Company's Future Financial Performance.

      The industry in which the Company is engaged (circuit boards) and the industries which use the Company's products (high performance computers and communications) have seen the rise and fall of numerous companies and products in recent years. They are in a constant state of flux, radically innovative. Any success which the Company may have had in the past is probably less predictive in these industries than it is in most.

      The Company intends to operate as a "niche" supplier and will not typically compete with larger volume companies. There are, however, many companies in the electronics field which have greater financial resources, operational experience and technical facilities than the Company. In the future these larger companies are not expected to compete directly with the Company. If the "niche" grows larger and more lucrative, the likelihood of competition will increase.

      (3)  Management's Discussion and Analysis

           Forward Looking Statements

           This filing may contain "Forward Looking Statements", which are the Company's expectations, plans and projections, which may or may not materialize and which are subject to various risks and uncertainties, including statements concerning expected income and expenses, and the adequacy of the Company's sources of cash to finance its current and future operations. When used in this filing, the words "plans", "believes", "expects", "projects", "targets", "anticipates" and similar expressions are intended to identify forward-looking statements. Factors which could cause actual results to materially differ from the Company's expectations include the following: general economic conditions and growth in the high tech industry; competitive factors and pricing pressures; change in product mix; and the timely development and acceptance of new products. These forward-looking statements speak only as of the date of this filing. The Company expressly disclaims any obligation or undertaking to release publicly any updates or change in its expectations or any change in events, conditions or circumstances on which any such statement may be based except as may be otherwise required by the securities laws.

           Overview

           Effective December 23, 1998, Espo's Inc. entered into a stock-for-stock reverse merger with Performance Interconnect Corp. As a part of the plan of reorganization, all of the assets, liabilities and business of Espo's Inc. prior to the date of the reorganization were transferred to another company. Accordingly, the prior operations of Espo's Inc. are treated as discontinued operations for its year ended November 30, 1999.

           Performance Interconnect Corp. ("PIC") is a contract manufacturer of quality, high performance circuit boards located in Frisco, Texas, just north of Dallas. PIC's products are used on computers, communication equipment, the aerospace industry, defense electronics and other applications requiring high performance electrical capability.

           The following discussion provides information to assist in the understanding of the Company's financial condition and results of operations for the years ended June 30, 1998, and 1999, and five months ended November 30, 1999. It should be read in conjunction with the Consolidated Financial Statements and Notes thereto appearing in this Form 10-SB for the five months ended November 30, 1999, and the years ended June 30, 1999, and June 30, 1998. Unaudited supplemental data is also provided for the six months ended May 31, 2000.

           Results of Operations


           Revenues Sales for the five months ended November 30, 1999, were $3,867,356, compared to $4,929,025 for the year ended June 30, 1999, and $1,122,379 for the year ended June 30, 1998. Sales for the six months ended May 31, 2000, were $4,306,421, as compared to $2,524,944 in the same period of 1999. The sales figures reflect the acquisition of PIC's active business (the assets of I-CON) in March of 1998 and the addition of the PC Dynamics business by PIC in March of 1999. Prior to March of 1998 PIC had no revenues. For the year ended June 30, 1999, $1,902,066 of revenue was the result of the acquisition of PC Dynamics.

           Average monthly sales were $374,126 during the three months of active business reported in the June 30, 1998 year, $409,086 during the June 30, 1999, year, and $773,471 during the five months ended November 30, 1999, and $717,737 during the six months ended May 31, 2000. The monthly revenue increases during the year ended June 30, 1999, and the five months ended November 30, 1999, and the six months ended May 31, 2000, were the result of the acquisition of the PC Dynamics business. Those monthly averages for PC Dynamics were $158,505 for June 30, 1999, $398,526 for November 30, 1999, and $431,852 May 31, 2000. For the period ended June 30, 1999, PC Dynamics' actual monthly revenue average for the three and one half months under PIC was $543,447.


           Revenue levels experienced during the five months ended November 30, 1999, were not high enough to cover the fixed manufacturing and operating expenses of the Company. The Company has embarked upon a strategy of obtaining increased sales from Radio Frequency
           (RF) customers, while changing the product mix of PC Dynamics' sales to better reflect the Company's manufacturing strengths. As a result, the Company expects to achieve substantial future growth in sales, and to achieve profitability in 2001.

           Gross Profit Gross profit of $175,103 was reported for the year ended June 30, 1998, with $344,678 shown for the year ended June 30, 1999, and a negative of $649,011 for the five months ended November 30, 1999. For the six months ended May 31, 2000, gross profit of $31,382 was shown, with $14,291 for the comparable period in 1999.

           The gross profit for the year ended June 30, 1998, was not sufficient to make the Company profitable because the volume of sales was not high enough to absorb the fixed manufacturing overhead and operating expenses. Revenues were enhanced by the addition of PC Dynamics, but not by enough to overcome fixed cost increases caused by the new business. In addition, problems encountered in integrating the businesses, including excessive scrap related to PC Dynamics orders booked prior to the asset purchase, caused manufacturing cost overruns which resulted in substantial deterioration in gross profit for the year ended June 30, 1999, and the five months ended November 30, 1999. Gross profit margins improved at May 31, 2000, and further improvement is expected based upon anticipated sales increases which will better absorb fixed manufacturing costs.

           Operating Expenses Operating expenses totaled $256,424, $1,685,260 and $517,144 in the years ended June 30, 1998, and
           1999, and the five months ended November 30, 1999. At May 31, 2000, the amount was $1,097,539 as opposed to $959,768 for 1999.


           Prior to the March 1998 acquisition of I-Con there were no operating expenses. For the year ended June 30, 1999 operating expenses of $365,000 relate to the acquisition of PC Dynamics.


           Other Income and Expenses During the years ended November 30, 1998, and 1999, and the five months ended November 30, 1999, net other expenses of $221,531, $370,916 and $252,423 were reported. For the six months ended May 31, 2000, net other expenses of $301,503 were incurred, with $213,284 shown in the comparable
           period for 1999.   Net interest  expense of  $211,159, $319,131,
           $252,423 and $381,466 was incurred in the years ended June 30, 1998, and 1999, the five months ended November 30, 1999, and the six months ended May 31, 2000. The net interest expense has increased with the Company's increased borrowing over those periods.

           Liquidity and Capital Resources For the years ended June 30, 1998, and 1999, and the five months ended November 30, 1999, the Company reported net losses of $302,952, $1,711,498 and $1,418,578. The unaudited loss for the six months ended May 31, 2000, was $1,367,660, compared to $1,158,761 for the comparable period in 1999. Operations provided cash of $254,047 and then used cash of $871,479, $874,300 and $849,726 in each period.
           Total uses of cash, including property acquisitions, were $2,496,065, $1,789,015, $924,166 and $278,090 for each period.
           Those cash needs were provided primarily through borrowing and issuance of preferred stock.

           The Company anticipates that it will become profitable during the first or second quarter of its year ended November 30, 2001, with cash flow shortfalls prior to that time being funded by additional borrowing and private placement of preferred stock.

 Item 7.  Description of Property

 The Company's executive offices and manufacturing facilities are located together in a single building at 10501 FM 720 East, in Frisco, Texas, approximately forty minutes northeast of DFW Airport. Performance Interconnect Corp. leased the building for a 3-year term which began on March 25, 1999. It contains 45,000 square feet. At the this time the Company occupies approximately 85% of the building and estimates that the building is being used at approximately 65% of its capacity. The Company is now running one full, and one partial, manufacturing shift. Utilization can be increased as necessary by making the second shift a full shift and by running a third shift.

 Before  the  December  1999  transation   in  which  the  Company   acquired
 Performance Interconnect Corp. the Company's principal executive offices were in East Hampton, New York.

 Item 8.  Directors, Executive Officers and Significant Employees

 The term of office of each of the directors and directors is one year, beginning on the date of the annual meeting of shareholders, which is held within five months after the end of the fiscal year on November 30.

 D. Ronald Allen, President, Chairman of the Board and Director , age 49. Mr. Allen is a financial consultant and C.P.A. located in Dallas, Texas. From 1971 to 1984, he worked as a tax accountant becoming a partner with KPMG Main-Hurdman prior to its merger with Peat Marwick. Since 1984, Mr. Allen has been an independent consultant and manager of several real estate and venture capital investments in both private and public companies.

 Edward P.  Stefanko, Vice President and Director, age 45.  Mr. Stefanko  has
 served as President and Director of Performance Interconnect since its organization in 1996. From 1995 to 1996 Mr. Stefanko was National Sales Manager for Cuplex, Incorporated, Garland, Texas., supervising two employees. Cuplex is a contract manufacturing operation which at that time had sales of approximately $40 million per year. From 1993 to 1995 he was Vice President Sales of I-CON Industries, Inc., Euless, Texas, where he managed all of I-CON's sales activities, supervising two employees. The assets of I-CON Industries were later acquired by the Company. I-CON's sales during that period approximated $8 million per year.

 Brooks Harman, Secretary and Director, age 52. Mr. Harman has been an officer and Director of Performance Interconnect since it was first organized in 1996, originally serving as Vice President and, since February of 1999 as Chief Operating Officer. He has spent the past fifteen years as a consultant and guiding companies and individuals through financial restructuring. In addition to consulting, Mr. Harman has also been involved in real estate sales and investments.

 Doug Lippincott, National Sales Manager, age 40. Mr. Lippincott joined Performance Interconnect in July of 1999. Before that time he was Regional Sales Manager for Volex in 1998 and 1999, promoting and selling cable assemblies and supervising a sales force of four others. Prior to his service with Volex, Mr. Lippincott had been National Sales Manger for I-CON Industries in 1997, supervising three other employees.

 Robert P. Noland, Plant Manager, age 51. Mr. Noland has served as Plant Manager since October, 1997. He is responsible for operations plans to support development of the RF capability as well as the DWT system, operational plans and control of manufacturing, purchasing, engineering, maintenance and facilities. From November, 1994, to October 1997, Mr. Noland was with P.C. Boards, Inc., Chanute, Kansas There he served first as Operations Manager and later as Quality/Engineering Manager. As Quality/Engineering Manager he implemented and directed all quality activities, provided direction for acquiring ISO 9000 certification and lead the team which updated the preproduction engineering capabilities. As Operations Manager Mr. Noland had day-to-day responsibility for pre-
 production engineering, process engineering, maintenance, quality and manufacturing. From May, 1983, to November, 1995, Mr. Noland served as Manufacturing Manager/Production Manager for P.C. Dynamics, Inc., Frisco, Texas. In that position he directed planning activities and exercise operational cost control in the areas of production, production control, purchasing and shipping/receiving.

 Dan Tucker, Controller, age 48. Mr. Tucker has served as Controller since 1997. From 1995 to 1997 Mr. Tucker was Controller for Holman Boiler Works, Inc., Dallas, Texas. Holman is a $25 million operation providing service, manufacturing and distribution for steam boiler, burners and related components. From 1993 to 1994 he served as Executive Vice President and chief Financial Officer for WBH Industries, Inc., Arlington, Texas. WBH is a $12 million international distributor of builders' hardware, doors and frames to major construction projects.

 Ronald L. Jordan, Quality Manager, age 61. Mr. Jordan has served as Quality Manager since November, 1998. From January 1982, to November, 1998, he was Quality Manager for Cuplex, Inc.

 Steve Hallmark, Account Executive, age 47. Mr. Hallmark has over twenty years of experience in manufacturing, the last eleven with PC Dynamics. With PC Dynamics he has held positions as Engineering Manager, Quality Manager, and Sales Manager. Mr. Jordan's responsibility is sales, and he is concentrating his efforts on the military RF circuit board market.

 Item 9.  Remuneration of Directors and Officers.

 The following chart shows the aggregate annual remuneration of the three highest paid persons who are officers as a group during the Company's last fiscal year:

                                   Capacities in which           Aggregate
      Identity of group            remuneration was received     Remuneration

      Three highest paid persons    As employees (salary)      $353,030.08 (1)
      who are officers as a group
      during the Company's last
      fiscal year

      (1) This figure includes payment into a trust for the family of one officer and consulting fees described in Item 11 of this Part.


 Item 10.  Security Ownership of Management and Certain Security Holders.

      (a)  Voting securities and principal holders thereof.

 Title of                                                          Percent of
  Class      Name and address of owner             Amount owned       Class
  -----      -------------------------             --------------  ----------
 common    Each of the three highest paid persons    4,628,989 (1)    78.90%
 stock     who are officers and directors of the
           Company

 common    All officers and directors as a group     4,628,989 (1)    78.90%
 stock

 common    Each shareholder who owns more than
 stock     10% of any class of the Company's
           securities (there are no shares subject
           to outstanding options):

           Associates Funding Group                  1,249,244 (1)    21.29%

           Winterstone Management, Inc.                905,244 (1)    15.43%

           Stefanko Children's                         932,041 (1)    15.89%
           Irrevocable Trust

           B.C. & Q. Corp.                             849,485 (1)    14.48%

           Summit Innovations                          692,975 (1)    11.81%


           (1) All of this stock is held through a trust or a corporation controlled by an officer or director but not directly by that officer or director.

      (b)  D. Ronald  Allen  holds  the  power  to  vote  the  securities  of
      Associates Funding Group, Winterstone Management, Inc., and B.C. & Q. Corp. Ed Stefanko holds the power to vote the securities of the Stefanko Children's Irrevocable Trust. Brooks Harman holds the power to vote the securities of Summit Innovations.

      (c)  Non-voting securities and principal holders thereof:

                                   Name and address                           Percent
     Title of  Class                   of owner               Amount owned    of Class
     ---------------                   --------               ------------    --------
  Series A Cumulative Preferred    CMLP Group Ltd.             1,770 shs.       59%
  Stock; $10 par value; redemp-    17300 North Dallas Parkway
  tion value of $1,000 per share;  Suite 2040
  dividends of 8% the first year,  Dallas, Texas 75248
  10% the second year, 12% the
  third year, 14% the fourth       Winterstone Management Inc. 1,230 shs.       41%
  year and 16% thereafter          17300 North Dallas Parkway
                                   Suite 2040
                                   Dallas, Texas 75248

  Series B Convertible             Nations Corp.                 900 shs.      100%
  Preferred Stock; dividends
  at rate of 6% of redemption
  value per year; convertible
  into the Company's common
  stock at the rate of $3.00
  per share for five years.


      (d) Options, warrants and rights: None of the individuals referred to subsection (a) above has any option, warrant or right to purchase securities from the Company or any of its subsidiaries.

      (e)  The Company has no parent company.

 Item 11.  Interest of Management and Others in Certain Transactions

      (b) D. Ronald Allen, who is President, Chairman of the Board and a Director of the Company, has received fees from Performance Interconnect Corp. in the amount of $225 per hour for his consulting services prior to his employment by the Company as of January 1, 2000. These fees amounted to $100,585 in the fiscal year ended June 30, 1998, and $150,581 in the fiscal year ended June 30, 1999.

 Item 12.  Securities Being Registered

      (a) The security which is being registered is Common Stock ($0.01 Par Value).

           (1)  Brief outline of

                (i) Dividend rights: Each share of Common Stock ($0.01 Par Value) shares equally in dividends from sources legally available therefor when, as and if declared by directors.

                (ii) Voting rights: All shares of Common Stock ($0.01 Par Value) are entitled to one vote per share. There are no voting securities other than the Common Stock ($0.01 Par Value).

                (iii) Liquidation rights. Upon dissolution of the Company, whether voluntary of involuntary, all shares of Common Stock ($0.01 Par Value) are entitled to share equally in the assets of the Company available for distribution to stockholders.

                (iv)   Preemptive rights:  None

                (v)    Conversion rights:  None

                (vi)   Redemption provisions:  None.

                (vii)  Sinking fund provisions:  None.

                (viii) Liability to further calls or to assessment by  the
                       Company:  None


                              PART II

 Item 1.  Market for Common Equity and Related Stockholder Matters

      (a)  Market Information

           (1) The principal market where the Company's common equity is traded is the National Daily Quotation Sheets.

           (2)  The amount of common equity-

                (i) that is subject to outstanding options or warrants to purchase or securities convertible into, common equity:
                300,000 shares pursuant to a letter agreement dated November 29, 1999, to issue convertible preferred stock, described above

                (ii) that could be sold pursuant to Rule 144 under the Securities Act: 5,516,947 shares.

      (b)  Holders.   There is  only one  class of  common equity,  which  is
           Common Stock ($0.01 Par Value). There are 56 holders of record of the Common Stock ($0.01 Par Value).

      (c)  Dividends.

           (1)  No cash  dividends  have ever  been  declared on  the  common
           equity  of   the  Company   or  of   its  subsidiary   Performance
           Interconnect Corp.

           (2) There are two limitations on the Company's ability to pay dividends on the common stock at this time: First, there are no funds legally available for that purpose. Secondly, the Company's Series A and Series B Preferred Stock is entitled to be paid dividends in preference to any other class of capital stock. This right to dividends is cumulative, commencing on the date the Series A and Series B Preferred Stock was first issued.

 Item 2.  Legal Proceedings
 Neither the Company nor its property is the subject of any pending legal proceeding.

 Item 3.  Change in Accountants

 Not applicable.

 Item 4.  Recent Sales of Unregistered Securities

 Securities sold within the past three years without registering the securities under the Securities Act:

      (a)
                          Amount     Class of persons
  Date     Title          (shares)   to whom sold           Consideration
  ----     -----          --------   -----------------      -------------
  1-2-00   Common Stock  5,481,947   holders of 99.67% of   99.67% of the common
           ($0.01 Par                the common stock of    stock of Performance
            Value)                   Performance Inter-     Interconnect Corp.
                                     connect Corp.

 12-27-99  Series A          3,000   Holders of all the     All the preferred
                                     preferred stock of     stock of Performance
                                     Performace             Interconnect Corp.
                                     Interconnect Corp.

 11-29-99  Series B            900   Nations Corp.          300,000 shares of
           Preferred Stock                                  common stock of
                                                            uniView Technologies

      (b)    There  have  been  no  underwriters.    The  tabulation  at  (a)
      immediately above describes the persons or class of persons to whom the Company sold the securities.

      (c) There have been no underwriting discounts or commissions. No securities have been sold for cash; the tabulation at (a) immediately above describes the amount of consideration received for securities sold other than for cash.

      (d) The rule of the Commission under which the Company claimed exemption from registration for the transactions described at (a) above is Rule 506. The Company relied upon the following facts: Every one of the persons who acquired stock in that transaction was an accredited investor.

 Item 5.  Indemnification of Directors and Officers

 The Company has no provision for indemnification of officers or directors at this time; although the directors anticipate considering some such provision in the relatively near future.

                                   PART F/S




                                  ESPO'S INC.

                             FINANCIAL STATEMENTS

                    YEARS ENDED NOVEMBER 30, 1999 AND 1998

                               TABLE OF CONTENTS




                                                               Page No.

 AUDITOR'S REPORT................................................. 1

 FINANCIAL STATEMENTS

     Balance sheets..............................................  2

     Statements of Operations....................................  3

     Statements of Changes in Stockholder's Equity...............  4

     Statements of Cash Flows....................................  5

     Notes to Financial Statements...............................  6

                             STEWART H. BENJAMIN
                      CERTIFIED PUBLIC ACCOUNTANT, P.C.
                             27 SHELTER HILL ROAD
                             PLAINVIEW, NY 11803

                          TELEPHONE: (516) 933-9781
                          FACSIMILE:  (516) 827-1203



                        INDEPENDENT AUDITOR'S REPORT



 To the Board of Directors and Stockholders
 J. Espo's Inc.
 East Hampton, New York

 I have audited the accompanying combined balance sheets of Espo's Inc. (a New York corporation) and J. Espo's Inc. as of November 30, 1999 and 1998, and the related combined statements of income, stockholders' equity, and cash flows for the years then ended. These combined financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these combined financial statements based on my audits.

 I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the combined financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

 In my opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Espo's Inc. and
 J. Espo's Inc. as of November 30, 1999 and 1998, and the results of its operations and cash flows for the years then ended, in conformity with generally accepted accounting principles.


 /s/Stewart H. Benjamin
 Certified Public Accountant, P.C.

 Plainview, New York

 July 12, 2000

                             ESPO'S INC.
                           BALANCE SHEETS

                                             November 30,   November 30,
                                                 1999          1998
                                              ---------      ---------
                               ASSETS
 Current assets
     Cash                                    $       --     $    7,675
     Accounts receivable                             --         17,259
     Inventory (Note 1)                              --        150,077
     Prepaid insurance                               --          2,183
                                              ---------      ---------
 Total current assets                                --        177,194
                                              ---------      ---------
 Property and equipment, net (Notes 1 & 3)           --         67,337
                                              ---------      ---------
 Other assets
   Deferred income taxes (Notes 1 & 4)               --          2,529
                                              ---------      ---------
 Total assets                                $       --     $  247,060
                                              =========      =========

 LIABILITIES AND STOCKHOLDERS' EQUITY

 Current liabilities
     Accounts payable                        $       --     $   25,293
     Note payable  (Note 5)                          --         50,000
     Due to officer/stockholder  (Note 9)            --          5,915
     Current portion of long-term debt               --          4,089
     Accrued expenses                                --          2,072
     Payroll taxes payable                           --          7,921
     Sales tax payable                               --          7,803
     Income taxes payable                            --          6,685
                                              ---------      ---------
 Total current liabilities                           --        109,778
                                              ---------      ---------
 Long-term liabilities
   Long-term debt, net of current
     portion (Note 6)                                --         18,624

 Stockholders' equity  (Note 2)
   Common stock, $.01 par value, authorized
     - 25,000,000 shares, issued and
     outstanding - 2,356,250 shares at
     November 30, 1999 and 2,000,250
     shares at November 30, 1998                 23,563         20,003
   Additional paid-in capital                   115,896         44,456
   Retained earnings (deficit)                 (139,459)        54,199
                                              ---------      ---------
 Total stockholders' equity                          --        118,658
                                              ---------      ---------
 Total liabilities and stockholders' equity  $       --     $  247,060
                                              =========      =========

 The accompanying notes are an integral part of the financial statements.

                            ESPO'S INC.
                      STATEMENTS OF OPERATIONS

                                                       Year          Year
                                                       Ended         Ended
                                                    November 30,  November 30,
                                                       1999          1998
                                                     ---------     ---------
 Income from continuing operations                  $       --    $       --

 Discontinued operations  (Note 1)
   Income from operations of discontinued company
     (less applicable income taxes of $2,621 in
     1999 and $5,548 in 1998)                            9,206        12,651

   Loss from sale and transfer of assets              (202,864)           --
                                                     ---------     ---------
 Net income (loss)                                  $ (193,658)   $   12,651
                                                     =========     =========
 Net income (loss) per common share                 $     (.08)   $      .02
                                                     =========     =========
 Weighted average common shares outstanding          2,308,458       655,518
                                                     =========     =========

 The accompanying notes are an integral part of the financial statements.

                               ESPO'S INC.
              STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
          For the Period November 30, 1997 to November 30, 1999


                                       Common Stock     Additional  Retained
                                   -------------------    Paid-In   Earnings
                                     Shares    Amount     Capital  (Deficit)
                                   ---------  --------   --------  ---------
  Balances, at November 30, 1997         150 $   1,000 $   63,459 $   14,423

    Issuance of common stock       2,000,100    19,003    (19,003)         -

    Correction of 1997 error               -         -          -     27,125

    Net income                             -         -          -     12,651
                                   ---------  --------   --------  ---------
  Balances, at November 30, 1998   2,000,250    20,003     44,456     54,199

    Issuance of common stock         356,000     3,560     71,440          -

    Net loss for the year                  -         -          -   (193,658)
                                   ---------  --------   --------  ---------
  Balances, at November 30, 1999   2,356,250 $  23,563  $ 115,896 $ (139,459)
                                   =========  ========   ========  ==========

  The accompanying notes are an integral part of the financial statements.


                                ESPO'S INC.
                          STATEMENT OF CASH FLOWS
                                                     Year         Year
                                                     Ended        Ended
                                                 November 30,  November 30,
                                                     1999         1998
                                                  ----------   ----------
 CASH FLOWS FROM OPERATING ACTIVITIES
   Continuing operations
     Net income                                  $     9,206  $    12,651
       Adjustments to reconcile income to net
       cash used in continuing operations
         Depreciation                                 19,679       17,593
         Deferred income taxes                         2,529       (2,529)
         Changes in assets and liabilities
           Increase in accounts receivable            17,259      (17,259)
           Increase in inventory                     150,077      (59,127)
           (Increase) Decrease in prepaid expenses     2,183       (2,183)
           Increase in accounts payable              (25,293)      18,895
           Decrease in accrued expenses               (2,072)       2,072
           Increase (Decrease) in payroll
             taxes payable                            (7,921)       7,921
           Increase in sales tax payable              (7,803)       7,803
           Increase in income taxes payable           (6,685)       6,685
                                                  ----------   ----------
           CASH USED IN CONTINUING OPERATIONS        151,159       (7,478)

     Discontinued operations
          Loss from sale and transfer of assets     (202,864)          --
                                                  ----------   ----------
           NET CASH USED IN OPERATING ACTIVITIES     (51,705)      (7,478)
                                                  ----------   ----------
 CASH FLOWS FROM INVESTING ACTIVITIES
     Purchases of property and equipment             (11,728)     (35,256)
     Transfer of property and equipment               59,386           --
                                                  ----------   ----------
     NET CASH PROVIDED BY (USED IN)
       INVESTING ACTIVITIES                           47,658      (35,256)
                                                  ----------   ----------
 CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from line of credit                    183,500       15,000
     Repayment of line of credit                    (179,000)          --
     Transfer of line of credit                      (54,500)          --
     Proceeds from long-term borrowing                    --       23,995
     Payments on long-term borrowing                  (4,089)      (1,282)
     Transfer of long-term borrowing                 (18,624)          --
     Loans from officer/stockholder                   17,910        5,915
     Transfer of loans from officer/stockholder      (23,825)          --
     Proceeds from issuance of common stock           75,000           --
                                                  ----------   ----------
     NET CASH PROVIDED BY (USED IN)
       FINANCING ACTIVITIES                           (3,628)      43,628
                                                  ----------   ----------
 NET INCREASE (DECREASE) IN CASH                      (7,675)         894

 CASH - BEGINNING OF YEAR                              7,675        6,781
                                                  ----------   ----------
 CASH - END OF YEAR                              $        --  $     7,675
                                                  ==========   ==========
 SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
     Cash paid during the years for:
          Interest                               $    11,538  $     6,115
          Income taxes                           $     7,323  $     1,392


 The accompanying notes are an integral part of the financial statements.

                            ESPO'S INC.
                   Notes to Financial Statements


  Note 1 - Summary of Significant Accounting Policies

 Description of Business

 The financial statements presented are those of Espo's, Inc. (the "Company"). The Company was incorporated under the laws of the State of New York on November 29, 1990. The Company's business activities involve retail and wholesale sales of beach and surfing related apparel, sporting goods and accessories. Retail sales are a seasonal portion of the Company's operations.

 Discontinued Operations

 Pursuant to an Agreement and Plan of Reorganization between the Company and Performance Interconnect Corp. ("PIC"), a Texas corporation, whereby the two companies entered into a stock-for-stock reverse merger transaction effective December 23, 1999, the Company has transferred and assigned all of its assets and liabilities and its on-going business operations to J. Espo's Inc., a New York corporation for $1 and some consideration. The transaction with J. Espo's Inc. was effective on November 30, 1999. The Company issued and exchanged 5,500,000 shares of Rule 144 restricted shares for a minimum of 99% of PIC's issued and outstanding common stock totaling 2,437,000 shares in a transaction qualifying as a tax-free, stock-for-stock exchange pursuant to Section 368 (a)(1)(B) of the Internal Revenue Code. Pursuant to the agreement, the current officers and directors of the Company will resign their positions and PIC designees will be appointed as the new management and Board of Directors. Subsequent to the balance sheet date, the Company canceled 1,971,250 of its restricted shares held by the Company's officers and directors. The balance of the Company's 385,000 shares issued and outstanding, of which 350,000 shares shall be free trading, will be retained by its shareholders.

 Revenues applicable to the discontinued operations of Espo's Inc. were $549,322 and $716,829 for the years ended November 30, 1999 and 1998, respectively.

 Use of Estimates in the Preparation of Financial Statements

 The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reporting amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

 Inventory

 Inventory is stated at the lower of cost or market, with cost determined on a first-in, first-out basis and market based on the lower of replacement cost or realizable value.

 Property and equipment and depreciation

 Property and equipment are stated at cost. Depreciation for both financial reporting and income tax purposes is computed using combinations of the straight line and accelerated methods over the estimated lives of the respective assets. Maintenance and repairs are charged to expense when incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts and any gain or loss is credited or charged to income.

 Income Taxes

 The Company uses Statement of Financial Accounting Standards No. 109 "Accounting For Income Taxes" (SFAS No. 109) - in reporting deferred income taxes. SFAS No. 109 requires a company to recognize deferred tax liabilities and assets for the expected future income tax consequences of events that have been recognized in the company's financial statements. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax bases of assets and liabilities using the enacted tax rates in effect in the years in which the temporary differences are expected to reverse. The differences relate solely to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes).

 Net Income (Loss) Per Common Share

 Net income (loss) per  common share is computed  by dividing the net  income
 (loss) by the weighted average shares outstanding during the year.

 Note 2 - Common Stock Transactions

 During the year ended November 30, 1999, the Company issued 300,000 shares of free trading common stock to individual shareholders at $.25 per share, 50,000 shares of free trading common stock to the Company's financial consultant for services rendered, and 6,000 shares of restricted common stock to officers and directors of the Company for services and costs advanced. Subsequent to the balance sheet date, the Company canceled 1,971,250 of its restricted shares held by the Company's officers and directors. The balance of the Company's 385,000 shares issued and outstanding, of which 350,000 shares shall be free trading, will be retained by its shareholders.

 Note 3 - Property and Equipment

 Property and equipment consisted of the following at November 30, 1998:

           Machinery and equipment                 $ 7,922
           Furniture and fixtures                    8,840
           Automobile                               30,795
           Leasehold improvements                   49,255
                                                    ------
                                                    96,812
           Less accumulated depreciation            29,475
                                                    ------
                                                   $67,337
                                                    ======

 During the year ended November 30, 1999, the Company purchased machinery and equipment totaling $1,742 and furniture and fixtures totaling $9,986. The Company's property and equipment was transferred to J. Espo's Inc. on November 30, 1999 at its book value of $59,386.

 Depreciation expense of $19,679 and $17,593 was charged to operations for the years ended November 30, 1999 and 1998.

 Note 4 - Income Taxes

 Income tax  expense is  based on  reported results  of operations;  deferred
 federal income taxes reflect  the impact of  temporary differences.   Income
 taxes consisted of the following at November 30, 1999 and 1998:


                                               1999      1998
                                               -----     -----
           Current taxes
               Federal                        $1,775    $4,072
               State                           1,221     2,930
                                               -----     -----
                                               2,996     7,002
                                               -----     -----
           Deferred tax expense (benefit)
               Federal                           256    (1,601)
               State                             148      (928)
                                               -----     -----
                                                 404    (2,529)
                                               -----     -----
            Effect of prior year (over)
              under-accrued taxes               (779)    1,075
                                               -----     -----
                                              $2,621    $5,548
                                               =====     =====


 Note 5 - Note Payable

 The Company has a bank line of credit with Bridgehampton National Bank that provides short-term borrowings up to $100,000. Interest on advances is payable monthly at two percent over the prime rate. The note payable to the bank is collateralized by cash deposits, inventories and equipment, and is guaranteed by an officer/stockholder of the Company. Pursuant to the Plan of Reorganization, the Company's line of credit and lien against its assets will be released by the bank, and the outstanding balance of $54,500 at November 30, 1999 was transferred to the surviving company, J. Espo's Inc.

 Note 6 - Long-term Debt

 Long-term debt consists of an automobile loan payable to Suffolk County National Bank in monthly installments of $500 inclusive of interest at a rate of 9.15%. The loan matures on July 29, 2003 and is guaranteed by an officer/stockholder of the Company. Interest expense related to the automobile loan of $1,910 and $717 was charged to operations for the years ended November 30, 1999 and 1998. Pursuant to the Plan of Reorganization, the Company's loan will be released by the bank, and the outstanding balance of $18,624 at November 30, 1999 was transferred to the surviving company, J. Espo's Inc.

 Note 7 - Lease Commitment

 The Company leases its primary retail space under a non-cancelable operating lease that expires in May 2000. Pursuant to the Plan of Reorganization, the Company's obligations for the remainder of the lease were transferred to J. Espo's Inc. on November 30, 1999.

 Rent expense of $23,963 and $39,955 was charged to operations for the years ended November 30, 1999 and 1998.

 Note 8 - Litigation

 The Company is a defendant in a lawsuit commenced by a former supplier on July 1, 1996. The Company executed a counterclaim for damages caused by an alleged defective tender of delivery. The Company expects to obtain a favorable judgment in the case. However, the ultimate outcome of this litigation is unknown at the present time. Accordingly, no provision for any liability that may result has been made in the accompanying financial statements. In the opinion of management, the existing litigation is not considered to be material in relation to the Company's financial position immediately prior to the transfer of its assets to J. Espo's Inc. The president of the Company and J. Espo's Inc. will assume the role of defendants subsequent to the Plan of Reorganization.

 Note 9 - Related Party Transactions

 The Company leases its Easthampton, New York store from a corporation that is 50%-owned by the Company's stockholder. The lease requires monthly payments of $1,600, and the Company is responsible for all insurance and utilities.

 The Company was indebted to an officer/stockholder for expenses advanced on behalf of the Company, in the amount of $23,825 immediately prior to November 30, 1999. Such balance was transferred to J. Espo's Inc. on November 30, 1999 pursuant to the Plan of Reorganization. There were no specific repayment terms on the amount due to an officer/stockholder.

                                 Espo's, Inc.

                      Consolidated Financial Statements
                          For the Five Months Ended
                              November 30, 1999
                                     and
                             For the Years Ended
                            June 30, 1999 and 1998

                                 Espo's, Inc.

                              Table of Contents

 ============================================================================

                                                            Page

 Independent Auditors' Report                                 1

 Consolidated Financial Statements:

           Consolidated Balance Sheets                        2

           Consolidated Statements of Operations              3

           Consolidated Statements of Stockholders'           4
              Equity (Deficit)

           Consolidated Statements of Cash Flows              5

           Notes to Consolidated Financial Statements       6 - 22

 INDEPENDENT AUDITORS' REPORT


 To the Board of Directors and Stockholders
 Espo's, Inc.
 Frisco, Texas

 We have audited the accompanying consolidated balance sheets of Espo's, Inc. as of November 30, 1999 and June 30, 1999, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the five months ended November 30, 1999 and the years ended June 30, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

 We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Espo's, Inc. as of November 30, 1999 and June 30, 1999, and the results of its operations and cash flows for the five months ended November 30, 1999 and the years ended June 30, 1999 and 1998, in conformity with generally accepted accounting principles.


 /s/ Travis, Wolff & Company, L.L.P.

 January 14, 2000
 Dallas, Texas



                              ESPO'S INC.

                      Consolidated Balance Sheets

 ============================================================================

                                         May 31,
                                          2000      November 30,     June 30,
 ASSETS                               (Unaudited)      1999           1999
                                       ---------     ---------      ---------
 Current assets:
  Cash                                $    4,380    $        0     $    7,753
  Securities available for sale          130,000       450,000              0
  Trade accounts receivable, net       1,080,332     1,095,519        950,432
  Other receivables                       14,048       114,193         22,768
  Inventory                            1,010,535       896,442      1,258,376
  Prepaid expenses                        45,072        35,393         48,257
                                       ---------     ---------      ---------
       Total current assets            2,284,367     2,591,547      2,287,586
                                       ---------     ---------      ---------
 Property and equipment, net
   of depreciation                     3,229,490     3,213,324      3,387,364
                                       ---------     ---------      ---------
 Other assets:
  Goodwill, net of amortization          501,244       507,657        528,000
  Loan origination fees, net
    of amortization                       53,027        63,107         71,507
  Deposits                                14,156         8,270          7,345
                                       ---------     ---------      ---------
                                         568,427       579,034        606,852
                                       ---------     ---------      ---------
         Total Assets                 $6,082,284    $6,383,905     $6,281,802
                                       =========     =========      =========

 LIABILITIES AND STOCKHOLDERS' EQUITY

 Current liabilities:
  Short-term borrowings               $  411,597    $  375,558     $  330,868
  Current maturities of long-term debt   486,275     1,229,464        947,623
  Lines of credit and note payable       685,411       915,461        768,280
  Current portion of royalty payable     300,000       300,000        300,000
  Accounts payable                     1,272,872     1,243,663      1,164,704
  Advances payable to related parties     15,000        15,000         15,000
  Accrued expenses                       527,866       623,232        681,982
                                       ---------     ---------      ---------
         Total current liabilities     3,699,021     4,702,378      4,208,457
                                       ---------     ---------      ---------

                              ESPO'S INC.

                Consolidated Balance Sheets (continued)

 ============================================================================
                                         May 31,
                                          2000      November 30,     June 30,
                                      (Unaudited)      1999           1999
                                       ---------     ---------      ---------
 Noncurrent liabilities:
 Dividends and sinking fund payable            0             0        200,448
 Long-term debt                        1,335,775     1,881,279      1,566,519
 Royalty payable                          75,000        75,000        200,000
                                       ---------     ---------      ---------
         Total noncurrent liabilities  1,410,775     1,956,279      1,966,967
                                       ---------     ---------      ---------
 Stockholders' equity (deficit):
  Preferred stock; par value $0.01;
    $1,000 per share redemption value;
    1,000,000 shares authorized:

    Series A - 8% cumulative dividends
      increasing to 10% in 2000;
      3,000 shares authorized, issued
      and outstanding                         30            30         24,520

    Series B - convertible 6%; 900
      shares authorized, issued and
      outstanding                              9             0              0

    Series C - 12% cumulative
      dividends; 10,000 shares
      authorized, 5,300 shares
      issued and outstanding                  53             0              0
    Subscribed, funded and unissued
      preferred stock                          0       900,000              0
    Additional paid-in capital,
      preferred stock                  5,509,545     2,225,705      2,108,567
  Stock redemption fund                        0             0        (44,800)
  Common stock; par value $0.01,
    25,000,000 shares authorized          59,456        58,669         54,819
  Additional paid-in capital,
    common stock                         220,917        (9,294)        (5,444)
 Accumulated deficit                  (4,817,522)   (3,449,862)    (2,031,284)
                                       ---------     ---------      ---------
 Total stockholders' equity (deficit)    972,488      (274,752)       106,378
                                       ---------     ---------      ---------
 Total Liabilities and
   Stockholders' Equity               $6,082,284    $6,383,905     $6,281,802
                                       =========     =========      =========


                                           ESPO'S INC.

                              Consolidated Statements of Operations
 ============================================================================================================

                                    Six            Six
                               Months Ended   Months Ended          Five
                               May 31, 2000   May 31, 1999     Months Ended       Year Ended     Year Ended
                                (Unaudited)    (Unaudited)   November 30, 1999   June 30, 1999  June 30, 1998
                                  ---------     ---------         ---------        ---------      ---------
 Net sales                       $4,306,421    $2,524,944        $3,867,356       $4,929,029     $1,122,379
 Cost of sales                    4,275,039     2,510,653         4,516,367        4,584,351        947,276
                                  ---------     ---------         ---------        ---------      ---------
 Gross profit (loss)                 31,382        14,291          (649,011)         344,678        175,103
                                  ---------     ---------         ---------        ---------      ---------
 Expenses:
  General and administrative      1,078,270       678,299           472,173        1,388,039        254,399
  Depreciation and
    amortization (Note 4)            18,818        14,076            44,971           29,828          2,025
  Moving expense                          0             0                 0          221,774              0
  Loss on disposal of equipment         451             0                 0           45,619              0
                                  ---------     ---------         ---------        ---------      ---------
                                  1,097,539       692,375           517,144        1,685,260        256,424
                                  ---------     ---------         ---------        ---------      ---------
 Loss from operations            (1,066,157)     (678,084)       (1,166,155)      (1,340,582)       (81,321)

 Other income (expense):
  Interest expense                 (381,466)     (162,499)         (252,423)        (319,131)      (450,736)
  Interest income                         0             0                 0                0        239,577
  Miscellaneous income (expense)     79,963      (318,178)                0          (51,785)       (10,472)
                                  ---------     ---------         ---------        ---------      ---------
                                   (301,503)     (480,677)         (252,423)        (370,916)      (221,631)
                                  ---------     ---------         ---------        ---------      ---------
 Loss before provision for
   income taxes                  (1,367,660)   (1,158,761)       (1,418,578)      (1,711,498)      (302,952)
 Provision for income taxes               0             0                 0                0              0
                                  ---------     ---------         ---------        ---------      ---------
 Net loss                       ($1,367,660)  ($1,158,761)      ($1,418,578)     ($1,711,498)     ($302,952)

 Loss available to common stock ($1,519,460)  ($1,431,561)      ($1,542,578)     ($2,009,098)     ($352,552)

 Loss per share - basic              ($0.26)       ($0.26)           ($0.28)          ($0.37)        ($0.06)

 Loss per share - diluted            ($0.26)       ($0.26)           ($0.28)          ($0.37)        ($0.06)



                                           ESPO'S INC.

                    Consolidated Statements of Stockholders' Equity (Deficit)


                                       Preferred Stock                                  Common Stock
                               ----------------------------------------------  ---------------------------------------------------
                                              Additional Subscribed,    Stock                    Additional
                                                Paid-in Funded, and Redemption                   Paid-in    Accumulated
                              Shares   Amount   Capital   Unissued      Fund     Shares   Amount  Capital     Deficit      Total
                               -----   ------ ----------  --------   --------  ---------  ------  -------   ----------   ---------
Beginning balance at July 1,
 1997 - Recapitalization as a
 result of merger (Note 1)         0       $0         $0        $0        $0   5,481,947 $54,819  $(5,444)    $(16,834)    $32,541
 Net loss                          0        0          0         0         0           0       0        0     (302,952)   (302,952)
 Shares issued in exchange
   for debt                    2,452   24,520  2,455,767         0         0           0       0        0            0   2,480,287
 Amounts contributed to
   redemption fund                 0        0          0         0    (6,400)          0       0        0            0      (6,400)
 Dividends - preferred stock
   (return of capital)                      0          0   (49,600)        0           0       0        0            0     (49,600)
                               -----   ------ ----------  --------   --------  ---------  ------  -------   ----------   ---------
 Balance at June 30, 1998      2,452   24,520  2,406,167         0    (6,400)  5,481,947  54,819   (5,444)    (319,786)  2,153,876
 Shares issued                     0        0          0         0         0           0       0        0            0           0
 Amounts contributed to
   redemption fund                 0        0          0         0   (38,400)          0       0        0            0     (38,400)
 Dividends - preferred stock
   (return of capital)             0        0   (297,600)        0         0           0       0        0            0    (297,600)
 Net loss                          0        0          0         0         0           0       0        0   (1,711,498) (1,711,498)
                               -----   ------ ----------  --------   --------  ---------  ------  -------   ----------   ---------
 Balance at June 30, 1999      2,452   24,520  2,108,567         0   (44,800)  5,481,947  54,819   (5,444)  (2,031,284)    106,378
 Amounts contributed to
   redemption fund                 0        0          0         0   (16,000)          0       0        0            0     (16,000)
 Dividends - preferred stock
   (return of capital)             0        0   (124,000)        0         0           0       0        0            0    (124,000)
 Subscribed, funded and
   unissued - preferred stock      0        0          0   900,000         0           0       0        0            0     900,000
 Net loss                          0        0          0         0         0           0       0        0   (1,418,578) (1,418,578)
 Exchange of Series A Preferred  548  (24,490)   241,138         0    60,800           0       0        0            0     277,448
 Acquired equity                   0        0          0         0         0     385,000   3,850   (3,850)           0           0
                               -----   ------ ----------  --------   --------  ---------  ------  -------   ----------   ---------
 Balance at November 30, 1999  3,000      $30 $2,225,705  $900,000        $0   5,866,947 $58,669  $(9,294) $(3,449,862)  $(274,752)
 Issuance of preferred stock
   Series B                      900        9    899,991  (900,000)        0           0       0        0            0           0
 Issuance of preferred stock
 Series C in exchange for debt 5,300       53  2,535,649         0          0          0       0        0            0   2,535,702
 Common stock sold                 0        0          0         0          0     10,000     100   24,900            0      25,000
 Issuance of common stock
   in exchange for debt0           0        0          0         0          0     18,666     187   55,811            0      55,998
 Issuance of common stock
   in exchange for assets          0        0          0         0          0     50,000     500  149,500            0     150,000
 Net loss                          0        0          0         0          0          0       0        0   (1,367,660) (1,367,660)
 Dividends - preferred stock
   (return of capital)             0        0   (151,800)        0          0          0       0        0            0    (151,800)
                               -----   ------ ----------  --------   --------  ---------  ------  -------   ----------   ---------
 Balance at May 31, 2000
   (unaudited)                 9,200      $92 $5,509,545        $0         $0  5,945,613 $59,456 $220,917  $(4,817,522)   $972,488
                               =====   ====== ==========  ========   ========  =========  ======  =======   ==========   =========






                                           ESPO'S INC.

                              Consolidated Statements of Cash Flows


 ====================================================================================================================

                                            Six            Six
                                       Months Ended   Months Ended          Five
                                       May 31, 2000   May 31, 1999     Months Ended       Year Ended     Year Ended
                                        (Unaudited)    (Unaudited)   November 30, 1999   June 30, 1999  June 30, 1998
                                          ---------     ---------         ---------        ---------      ---------
 Cash flows from operating
  activities:
  Net loss                              ($1,367,660)  ($1,158,761)      ($1,418,578)     ($1,711,498)     ($302,952)
                                          =========     =========         =========        =========        =======

 Adjustments to reconcile net
   loss to net cash provided by
   (used in) operating activities:
 Depreciation and amortization              277,967       190,283           237,647          403,424         84,566
 Loss on disposal of assets                     450        45,619                 0           45,619              0
 Gain on sale of securities                 (80,000)            0                 0                0              0
 Inventory allowance                              0       (60,956)            2,686          (60,956)        30,000
 Changes in operating assets and liabilities
 (Increase) decrease in
    trade accounts receivable                15,187       143,408          (100,397)        (197,029)      (129,510)
 (Increase) decrease in other receivables   100,145       (21,268)           10,260          (21,268)        (1,500)
 (Increase) decrease in inventory          (114,093)      130,160           361,934         (154,000)      (297,941)
 (Increase) decrease in prepaid expenses     (9,679)       (4,959)           12,864          (35,063)       (13,194)
 Increase in other assets                    (5,886)      (78,852)             (925)         (82,616)             0
 Increase in accounts payable                29,209       522,730            78,959          557,132        607,572
 Increase (decrease) in accrued expenses    (95,366)      210,783           (58,750)         384,776        277,006
                                          ---------     ---------         ---------        ---------      ---------
 Total adjustments                          117,934     1,076,948           544,278          840,019        556,999
                                          ---------     ---------         ---------        ---------      ---------
 Net cash provided by (used in)
   operating activities                  (1,249,726)      (81,813)         (874,300)        (871,479)       254,047

 Cash flows from investing activities:
 Acquisition of property and equipment     (278,090)     (883,215)          (49,866)        (917,536)      (173,912)
 Investment in notes and
   advances receivable                            0             0                 0                0     (2,576,200)
 Proceeds received from sale of securities  400,000             0                 0                0              0
                                          ---------     ---------         ---------        ---------      ---------
 Net cash used in investing activities      296,910      (883,215)          (49,866)        (917,536)    (2,750,112)

 Cash flows from financing activities:
 Advances from related party                      0        15,000                 0           15,000        496,200
 Dividends paid                            (151,800)     (150,657)                0         (159,362)       (32,190)
 Net proceeds from short-term borrowing      36,039       357,400          (193,025)        (100,000)             0
 Payments on royalty payable                      0       (50,000)         (125,000)               0              0
 Proceeds from long-term debt             1,362,431       904,936         1,095,901        1,623,714      2,080,000
 Payments on long-term debt                 (84,424)            0          (201,669)        (257,025)             0
 Net proceeds (payments) from line
   of credit and notes payable             (230,050)     (204,823)          340,206          575,255              0
 Proceeds from sale of stock                 25,000        46,875                 0           46,875              0
                                          ---------     ---------         ---------        ---------      ---------
 Net cash provided by financing
   activities                               957,196       918,731           916,413        1,744,457      2,544,010

 Increase (decrease) in cash                  4,380       (46,297)           (7,753)         (44,558)        47,945

 Cash, beginning of period                        0        52,311             7,753           52,311          4,366
                                          ---------     ---------         ---------        ---------      ---------
 Cash, end of period                         $4,380        $6,014                $0           $7,753        $52,311
                                          =========     =========         =========        =========      =========

 For supplemental disclosures of cash flow information, see Note 8.



                                  Espo's Inc.

                 Notes to consolidated Financial Statements



 Note 1 - Summary of Significant Accounting Policies

 History and organization

 The consolidated financial statements of Espo's, Inc. ("Espo's") are the continuation of the financial statements of PERFORMANCE INTERCONNECT CORP. ("PI") and its wholly owned subsidiaries, Varga Investments, Inc. and PC DYNAMICS OF TEXAS INC. (collectively referred to as the "Company"). Espo's was incorporated in New York and at the time of the reverse acquisition merger discussed below was considered a shell corporation. PI was incorporated in Texas in 1996 and began operations in July 1997. Through its subsidiaries, the Company has acquired certain assets and liabilities of two high tech manufacturing operations in North Texas. The acquisitions were accounted for as purchases. The Company is involved in the design and manufacture of multi-wire and rf/microwave circuit boards for sale and distribution throughout the United States.


 Business Combinations

 In late March 1999, PI formed a wholly owned subsidiary PC DYNAMICS OF TEXAS INC. (PCD) to acquire certain assets of the manufacturing company PC Dynamics, Inc. (PCDI) which was involved in the manufacture of rf/microwave circuit boards. PCD agreed to a purchase price of $1,066,554 of debt financing, royalty payments of $500,000 payable in installments over a twenty-month period and assumption of a $28,000 debt associated with a vehicle. The seller's debt is to be subordinate to the Company's factoring arrangements. The acquisition was accounted for as a purchase. The consolidated statement of operations of ESPO's for the five months ended November 30, 1999 contain five months of operations of PCD. The consolidated statement of operations of ESPO's for the year ended June 30, 1999 contains 3 months of operations of PCD. The purchase created approximately $528,000 of goodwill. Management estimates the life of this to be long lived as it is associated with the technology and customer base acquired therefore amortization is estimated at 40 years.

 From inception in 1996 through June 30, 1997 PI was basically an inactive shell corporation. From July 1, 1997 through March 1998 PI had no manufacturing operations but acted as conduit to raise funds for the operations of ICON, Inc. PI would invest the funds in ICON preferred stock. In March 1998 PI exercised its liquidation rights associated with the preferred stock of ICON and thereby received all of the assets of ICON. At this point PI had invested approximately 2,675,000 in ICON preferred stock. PI accounted for the transaction as a purchase of a business but utilized its basis in the preferred stock as the acquisition price (cost) since it had been held for approximately 6 months. Any negative goodwill that would have been established by recording the assets purchased at their fair market value would have resulted in the allocation of a credit to these noncurrent assets thus reducing their basis to the historic cost of the preferred stock. Further support for this treatment came from an appraisal of the assets acquired which indicated the fair market value to be slightly higher, thus supporting recording of the assets at the lower at cost or market.

 The consolidated statement of operations of ESPO's for the five months ended November 30, 1999 contain five months of operations of PI. The consolidated statement of operations of ESPO's for the year ended June 30, 1999 and 1998 contain 12 months of operations of PCD.



 Subsequent recapitalization

 On November 18, 1999, the major stockholder and chairman of the Company signed a letter of intent with the president of Espo's, Inc., an unrelated, publicly traded entity, whereby the Company would be recapitalized through a reverse acquisition merger with Espo's, Inc. (a public shell). Under the agreement, the Company agreed to cause its stockholders to exchange at least 99% of Company common stock for up to 5,500,000 shares of restricted common stock in Espo's, Inc. The transaction was completed and consummated on December 21, 1999 (November 30, 1999 for accounting purposes) and retroactively applied to the financial statements presented herein. Espo's capital structure after the recapitalization consisted of 5,481,947 shares of common stock distributed to the stockholders of the Company and 385,000 shares in public float or owned by the previous principals of Espo's, Inc.

 Subsequent to closing the recapitalization, Espo's, Inc. elected new directors, officers and amended the articles of incorporation to permit preferred stock. The preferred stock of the Company was exchanged for the
 newly authorized preferred stock of Espo's.   See Note 13.

 Principles of consolidation

 All significant inter-company accounts and transactions have been eliminated
 in consolidation.    PI  and its  wholly  owned  subsidiaries  have  adopted
 November 30, the fiscal year end of Espo's, Inc., as their year-end.


 Revenue recognition

 Revenue is recognized upon shipment of finished goods from an approved purchase order.


 Inventory

 The Company's inventory is valued at the lower of cost, determined on a first-in, first-out basis, or market.

 Property and equipment

 The majority of the Company's property and equipment was acquired through the purchase transactions described above and in Note 8. These assets are shown at their acquisition value (approximate fair market value) less accumulated depreciation. Subsequent acquisitions of property and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the underlying assets ranging from 3 to 10 years. The cost of normal maintenance and repairs is charged to operating expenses as incurred. Material expenditures which increase the life of an asset are capitalized and depreciated over the estimated remaining useful life of the asset. The cost of items sold, or otherwise disposed of, and the related accumulated depreciation or amortization, are removed from the accounts and any gains or losses are reflected in current operations.


 In addition, the Company periodically reviews all long-lived assets and associated goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the estimated future undiscounted cash flows expected to result from the use and eventual disposition of an asset is less than the carrying value, the asset is reduced to its fair value. It is the Company's estimate that the net future cash flows from the use or disposal of all long-lived assets are greater than their carrying value and, therefore there is no impairment in the consolidated financial statements presented herein.


 Securities available for sale


 These securities are equity stocks in a publicly traded company that are anticipated to be held for investment or used as collateral for future borrowings and as such are classified as available for sale. These securities are carried at their fair market value which, at November 30, 1999, equals their historic cost. Any subsequent unrealized gain or loss will be reflected as an element of equity on the consolidated balance sheets. See Notes 8 and 13. In January and February 2001 approximately
 107,000 shares of the securities were sold for a gain of $80,000 (unaudited). The gain is included in other income in the statement of operations.


 Other assets

 Included in  other assets  are loan  origination fees  and goodwill.    Loan
 origination fees are being amortized using the interest method over the expected life of the loan.

 Goodwill is the  excess cost over  fair value of  net assets  acquired.   It
 originated from the Company's 1999 acquisition as discussed in Note 8 and is being amortized over 40 years using the straight-line method.


 Deferred income tax


 Deferred taxes are calculated on temporary differences resulting from different financial and income tax reporting methods used to recognize income and expenses. These differences result primarily from the methods used to calculate depreciation, amortization, accrued vacation and the allowance for doubtful accounts. See Note 7.

 Concentration of risk

 The Company may, on occasion, have cash balances in bank accounts in excess of the federally insured limits. The Company has not experienced any losses from these accounts and management does not believe it has any significant risk related to these accounts.


 The following table presents the concentration of risk associated with major customers that individually account for 10% or more of revenues for the periods presented.




                   Six months     Five months        Year         Year
                     Ended           Ended          Ended         Ended
                     May 31,      November 30,      June 30,     June 30,
                      2000           1999            1999         1998
                   (Unaudited)

 Customer A     $ 1,468,000      $ 1,019,000     $ 2,025,000   $ 450,000

 Customer B       1,042,000          734,000         542,000           -

 Customer C               -          457,000         789,000     100,000

 Customer D               -                -               -     165,000

 Customer E       1,316,000                -               -           -
                 ----------       ----------      ----------    --------
                $ 3,826,000      $ 2,210,000     $ 3,356,000   $ 715,000
                 ==========       ==========      ==========    ========



 In addition, the Company occasionally uses a factor for a select group of receivables. Due to the nature of the receivables factored, the Company accounts for these transactions as short-term borrowings. See Note 3.

 Earnings (loss) per share

 Basic earnings per share is calculated by dividing the income (loss) available to common stock (the numerator) by the weighted average number of shares of common stock outstanding during the period (the denominator). At November 30, 1999, the weighted average number of shares outstanding was 5,484,463 and at June 30, 1999 and 1998, the weighted average number of shares outstanding was 5,481,947. For the interim periods presented May 31, 2000 and 1999, the weighted average number of shares outstanding was 5,881,474 and 5,481,947, respectively.

 Diluted earnings per share adds to the denominator those securities that if converted would cause a dilutive effect to the calculation. To compute the weighted average number of shares outstanding for the calculation of the diluted earnings per share, the number of shares vested in the employee stock option plan must be included in the denominator on a weighted average basis. At November 30, 1999, June 30, 1999 and 1998, the weighted average number of shares outstanding were 5,511,093, 5,490,848 and 5,481,947, respectively. For the interim periods presented, May 31, 2000 and 1999, the weighted average number of shares outstanding were 5,908,104 and 5,490,848, respectively.

 Use of estimates

 The preparation of financial statements requires management to make estimates and assumptions that effect the financial statements at, and during the reporting periods. Actual results could differ from these estimates.

 Cash equivalents

 For the purpose of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.


 Accrued liabilities

 The Company accrues expense and payments that are known to be liabilities at the end of a period. These expenses primarily relate to sales commissions, payroll taxes, ad valorem property taxes, professional fees, royalty payments and interest. There are no individually significant disclosure items.


 Note 2 - Inventory

 Inventories consist primarily of the following:

                                May 31,     November 30,      June 30,
                              ---------      ---------       ---------
                                 2000           1999            1999
                              (Unaudited)
                              ---------      ---------       ---------
      Finished goods         $        -     $        -      $        -
      Work in progress          659,392        573,562         926,352
      Raw materials             351,143        322,880         332,024
                              ---------      ---------       ---------
      Total inventory        $1,010,535     $  896,442      $1,258,376
                              =========      =========       =========


 The Company utilizes batch processing for orders from clients that are part of an existing purchase and delivery contract. The Company only produces an amount sufficient to complete the order and provide for quality control inspections. Once a batch is complete, it is immediately shipped to the customer, thus eliminating the need to warehouse finished goods.

 Note 3 - Trade Accounts Receivable

 The Company maintains an agreement to factor select accounts receivable with a financing group and accounts for the factored receivables as secured short-term borrowings. The Company receives 85% of the face amount of qualifying invoices and the remaining 15% is held by the factor as a reserve until the invoice is collected, whereby the reserve is then refunded to the Company less applicable fees. All invoices are factored with recourse to the Company. In addition, the Company believes the historic value of the accounts receivable presented below approximates their fair value.


 Accounts receivable consists of the following:


                                   May 31,     November 30,      June 30,
                                 ---------      ---------       ---------
                                    2000           1999            1999
                                 (Unaudited)
                                 ---------      ---------       ---------
 Accounts receivable - trade    $1,086,332     $1,118,450      $  973,363

 Allowance for bad debts            (6,000)       (22,931)        (22,931)
                                 ---------      ---------       ---------
 Trade accounts receivable, net $1,080,332     $1,095,519      $  950,432
                                 =========      =========       =========



 Note 4 - Property and Equipment

 Property and equipment consist of the following:

                                              November 30,          June 30,
                                               ----------          ----------
                                                 1999                1999
                                               ----------          ----------
           Furniture and fixtures             $    55,707         $    53,707
           Computers                               67,633              52,104
           Vehicles                                47,520              47,520
           Production equipment                 3,633,486           3,604,963
           Leasehold improvements                  88,017              84,203
                                                3,892,363           3,842,497
                                               ----------          ----------
           Less accumulated depreciation
           and amortization                       679,039             455,133
                                               ----------          ----------
                                              $ 3,213,324         $ 3,387,364
                                               ==========          ==========

 Depreciation expense for the five months ended November 30, 1999 totaled $223,904 of which $192,676 was included in cost of sales for depreciation on production equipment. Amortization expense of intangible assets totaled approximately $13,700 for the five months ended November 30, 1999.

 Depreciation expense for the year ended June 30, 1999 totaled $399,660 of which $373,595 was included in cost of sales for depreciation on production equipment. Amortization expense of intangible assets totaled approximately $3,800. Depreciation expense for the period ended June 30, 1998, totaled $84,566 of which $82,541 was included in costs of sales for depreciation on production equipment.


 Note 5 - Lines of Credit and Note Payable

 Lines of credit


 On March 25, 1999, a subsidiary of the Company entered in to an agreement for a line of credit with a financial institution. The agreement allows borrowings of up to the greater of $1,500,000 or a set percentage of receivables and inventory. Interest is payable monthly with the principal due at maturity. The agreement matures March 24, 2001, and shall be automatically renewed for successive periods of one year unless otherwise terminated as provided. Interest accrues at the Citibank, N.A. prime rate (8.25% at November 30, 1999), plus 3%. The agreement is collateralized by a first lien on specific assets of the Company and is guaranteed by a stockholder and entities related through common ownership. The line of credit also subjects the subsidiary to certain financial and negative covenants. At November 30, 1999, the subsidiary was subject to financial covenants that required the subsidiary to maintain a current ratio of 1.0 or better and a net worth of at least $450,000. The subsidiary was in violation of both covenants at November 30, 1999 and, therefore, requested and received a waiver of those terms for the period ending November 30, 1999. The subsidiary continues to be in violation of the above covenants. For the period ending June 30, 1999, the subsidiary was in violation of the covenants noted above and; therefore, requested and received a similar covenant waiver. At November 30, 1999 and June 30, 1999, the outstanding balance on this line of credit was $661,635 and $575,255, respectively, and is classified as a current liability due to the lenders waiver not extending beyond the current reporting period. See Note 14.

 In addition, the Company has a line of credit with its major stockholder whereby the stockholder has agreed to provide funding in the event outstanding checks are presented to the bank and the Company has inadequate funds in its account. These advances are to be repaid upon the Company receiving adequate cash or if significant funds are raised through an equity offering. The funds accrue interest at approximately 18% and at November 30, 1999, the outstanding balance was $253,826.

 Note payable

 In connection with the assets purchased during the year ended June 30, 1999, as described in Note 8, the Company incurred a note payable to the seller. The note accrued interest at the prime rate plus 1% and was payable in monthly payments of $50,000 plus interest. The note was collateralized by a subordinate lien on specific assets and guaranteed by the Company and a stockholder of the Company. The balance of the note at June 30, 1999 was $193,025 and has subsequently been paid in full.

 Note 6 - Long-term Debt

 Long-term debt consists of the following:

                                                     November 30,    June 30,
                                                         1999          1999
                                                       ---------    ---------
      Note payable to a shareholder due August 2002.
      Interest accrues at 24% and is due at maturity.
      The loan is collateralized by a partial second
      lien on certain assets of the Company.          $   50,000   $   50,000

      Notes payable to an individual due May and
      June 2001.  Interest accrues at 24% and is
      payable monthly. The loan is collateralized
      by a subordinated lien on the Company's assets.    275,000      275,000

      Notes payable to stockholders, refinanced with
      debt to third parties.  See Note 9.                      0      665,984

      Note payable to the seller originating from
      purchase of assets, maturing March 2000.
      Interest accrues at the prime rate
      (8.25 % at November 30, 1999), plus 1%.
      In July 1999, the note was restructured
      whereby the payments to be made were
      $26,610 per month plus accrued interest.
      The note is collateralized by a subordinated
      lien on specific corporate assets.  The note
      is guaranteed by the Company and a
      stockholder of the Company.                        640,429      773,479

      Note payable to a bank maturing March 2004.
      The note is payable in monthly installments
      of $586, including interest accrued at 9.74%.
      The note is collateralized by a Company vehicle.    25,560       26,679

      Notes payable to a financial institution
      maturing July 2000.  Interest accrues at the
      prime rate (8.25% at November 30, 1999),
      plus 4% and is payable in monthly payments
      of $7,750 plus accrued interest.  The notes
      are collateralized by a first lien on specific
      assets of the Company.  The notes also
      require specific financial and negative
      covenants, with which the Company was
      in compliance at November 30, 1999.                337,500      375,000

      Note payable to a financial institution
      maturing March 2001.  Interest accrues
      at the prime rate (8.25% at November 30,
      1999), plus 3% and is payable in monthly
      payments of $6,000 plus accrued interest.
      The note is collateralized by a first lien on
      specific assets of a subsidiary of PI.  The
      note also requires specific financial and
      negative covenants. See below.                     318,000      348,000

      Notes payable to a third party maturing
      January 1, 2001.  Interest is accrued at 18%
      and is payable monthly.  The notes are
      collateralized by a security agreement for
      various corporate assets.                        1,214,254            -

      Note payable to a third party maturing
      September 30, 2000.  Interest is accrued
      at 17% and is payable monthly.  The note
      is collateralized by a security agreement
      for various corporate assets.                      250,000            -
                                                       ---------    ---------
                                                      $3,110,743   $2,514,142
      Less amounts classified as current               1,229,464      947,623
                                                       ---------    ---------
      Total long-term debt                            $1,881,279   $1,566,519
                                                       =========    =========

 As noted above, a subsidiary of PI is subject to certain financial and negative covenants in relation to long-term debt the subsidiary has with a financial institution. These are the same covenants, related violations and waiver as discussed in Note 5. Since the waiver does not extend beyond the current period, the outstanding balance has been classified as a current liability.

 The minimum annual principal payments on long-term debt are as follows for the years ending November 30:


                     2000            $    983,464
                     2001               2,059,899
                     2002                  57,659
                     2003                   6,469
                     2004                   3,252
                  Thereafter                    -
                                      -----------
                                     $  3,110,743
                                      ===========

 Note 7 - Income Taxes


 Due to losses generated during the periods ending November 30, 1999, June 30, 1999, and June 30, 1998, the Company has available a net operating loss carryforward of approximately $3,800,000. In view of this loss and the uncertainty of the Company's near-term profitability, management has estimated the Company's current tax liability to be zero. The current estimated net operating losses will expire in the years 2013 through 2015.

 The estimated net deferred taxes consist of the following:

                                     November 30,        June 30,
                                     -----------       -----------
                                         1999              1999
                                     ------------      -----------
      Deferred tax asset            $  1,290,000      $    755,000
      Deferred tax asset
        valuation allowance           (1,290,000)         (755,000)
      Deferred tax liability                   -                 -
                                     -----------       -----------
                                    $          -      $          -
                                     ===========       ===========


 Note 8 - Cash Flow Information

 Non-cash transactions

 During the five months ended November 30, 1999, the Company continued to receive cash advances from entities related through common ownership. As funds were advanced during the period, the amounts were added to existing notes payable. On October 15, 1999, two notes due to related entities were replaced with three new notes payable to third parties. In addition, the Company received 300,000 shares of stock in uniView Technologies Corporation with an estimated fair market value of $900,000 (see Notes 1 and 13). The Company subsequently sold 150,000 of these shares valued at $450,000 to a entity related through common ownership for forgiveness of existing debt, accrued interest and a future advance (other receivable) that was funded in December 1999. The replacement of the notes and the acquisition and sale of the stock were considered non-cash transactions.

 During the year ended June 30, 1999, the Company purchased certain assets of a high-tech manufacturing entity for $1,066,554 of debt plus royalties. The royalties were subsequently renegotiated as a series of payments totaling $500,000, payable at $25,000 each month over a 20 month period and are based on production and sales activity. In addition, the Company purchased a vehicle with approximately $28,000 of bank debt.

 During the year ended June 30, 1998, the Company received approximately $2,575,000 of loans and advances from parties related through common ownership. These funds were then advanced to an unrelated manufacturing company which had been advanced approximately $100,000 prior to July 1, 1997. These funds, plus accrued interest of approximately $120,000, were converted into preferred stock of the manufacturing company in November 1997. The preferred stocks liquidating preference were the assets of the manufacturing company. The Company subsequently exercised its liquidating preference by exchanging the preferred stock and any accrued dividends for fixed assets. The assets were recorded at the historic cost of the liquidated preferred stock and have an estimated fair market value of $3,780,000 as determined by a third party appraisal. The Company's liabilities related to these loans were subsequently converted into preferred stock as discussed below.

 On August 28, 1998, the board of directors amended the articles of incorporation authorizing 2,000,000 shares of preferred stock, including 3,000 shares of Series A Preferred Stock ("Preferred Stock") with a par value of $10. Pursuant to a letter of intent from four debt holders, approximately $2,330,000 of long-term debt and $150,000 of accrued interest were converted into 2,452 shares of Preferred Stock effective April 30, 1998. Subsequent to the reverse acquisition merger discussed in Note 1, these shares of preferred stock were exchanged for the current Series A preferred stock. See Note 13.

 Supplemental information

 Interest paid for the five months ended November 30, 1999 and the years ended June 30, 1999 and 1998 totaled approximately $177,000, $261,000 and $252,000, respectively. The Company was not required to and did not pay any federal income taxes.

 Note 9 - Related Party Transactions

 As noted in Note 7, there are amounts included in long-term debt that are due to related parties. Accrued interest relating to these liabilities totaled approximately $41,000, $108,000 and $43,000 for the five months ended November 30, 1999 and the years ended June 30, 1999 and 1998, respectively. At November 30, 1999 and June 30, 1999, accounts payable includes approximately $165,000 and $200,000, respectively, due Winterstone Financial Services for consulting services. Winterstone is related to the Company through common ownership.

 Included in current liabilities at November 30, 1999 and June 30, 1999 are advances payable to related parties. These advances are short-term advances of operating capital that accrue interest at 24% and are payable on demand.

 Note 10 - Stock Compensation

 On February 28, 1998, the Board of Directors and management of the Company approved a stock-based compensation plan (the "Plan") for all individuals employed as of March 31, 1998. The original number of shares to be issued was approximately 1,145,000; however, through reverse stock splits, this has been decreased to approximately 114,500 shares. The Company accounts for the fair value of its grants under the Plan in accordance with FASB 123, Accounting for Stock-Based Compensation.

 The related compensation costs that have been charged against income are $5,367 for the five months ended November 30, 1999, $7,156 for the year ended June 30, 1999 and $2,385 for the period ended June 30, 1998. The shares are valued at approximately $0.25 per share and is management's best estimate considering the Company's financial position, the life of the options, management's estimate of the expected price of the underlying stock once trading begins, the expected volatility of the stock, expected dividends and current risk-free interest rates. As the Company develops a trading price and volatility history, management intends to make use of pricing models to facilitate future valuations.

 Under the Plan, eligible employees are to receive a predetermined amount of shares, primarily based on their salary and tenure with the Company. The employees vest at 25%, 25% and 50% for the periods ending March 1, 1999, 2000 and 2001, respectively. In the event the Company is purchased or involved in a merger, all shares become 100% vested. The employees do not have to contribute any capital to obtain the shares and, if terminated prior to vesting, forfeit their rights to unvested shares.

                                        November 30,           June 30,
                                        ------------     -------------------
                                           1999           1999        1998
                                        ------------     -------     -------
      Shares outstanding at the
         beginning of the period          106,519        114,498           -
      Shares outstanding at the end
         of the period                    106,519        106,519     114,498
      Shares exercisable at the end of
         the period                        26,630         26,630           -
      Shares granted during the period          -              -     114,498
      Shares exercised during the period        -              -           -
      Shares forfeited during the period        -          7,979           -


 Note 11 - Commitments

 The Company rents office space, equipment and warehouse facilities under non-cancelable operating leases. Total rent expense was $121,940 for the five months ended November 30, 1999; $440,120 for the year ended June 30, 1999 and $84,728 for the year ended June 30, 1998. Future minimum lease payments are as follows for the years ending November 30:


                    2000                $  259,980
                    2001                   214,221
                    2002                    78,221
                    2003                     1,493
                    2004                     1,493
                    Thereafter                   -
                                         ---------
                                        $  555,408
                                         =========

 The Company has certain royalty agreements with a third party for sales of multi-wire boards. Total royalty expense was approximately $41,000 for the five months ended November 30, 1999, $101,000 for the year ended June 30, 1999 and $31,000 for the year ended June 30, 1998. The royalty agreement is for a ten-year period ending December 31, 2003 and is automatically extended for subsequent five-year periods. Either side may terminate at the end of the ten-year or five-year periods.

 Note 12 - Warrants

 In conjunction with a financing agreement executed in October 1997, the Company issued warrants for the purchase of 10% of the authorized number of shares of common stock for $2,000,000. The warrants are exercisable through October 22, 2002. Due to the estimated value of the underlying stock when the warrants were issued, the restricted nature of the warrants and the exercise price, the warrants have been estimated to have no significant value.

 Note 13 - Preferred Stock

 As discussed in Note 1, the Company completed a recapitalization through a reverse acquisition merger with Espo's, Inc. Subsequent to the transaction, the board of directors authorized preferred stock by amendment to the Company's Articles of Incorporation. The preferred stock consists of 1,000,000 authorized shares with a par value of $0.01 and a redemption value of $1,000 per share. The redemption value is used for the calculation and payment of dividends as there is no mandatory redemption feature associated with this stock. Preferred stock consists of:


   Series A, 3,000 shares (non-voting) issued and outstanding with cumulative dividends paying 8% in year one, 10% yearly thereafter. Dividends are calculated on the redemption value of $1,000 per share. Series A was issued in exchange for all of the existing preferred stock of PI, the Series A stock redemption fund and the payables associated with the sinking fund and dividends declared but unpaid. The consummation of this transaction has been retroactively applied to November 30, 1999.

   Series B, 900 shares (non-voting) of issued and outstanding 6% convertible stock with dividends payable quarterly in cash. The stock may be converted into 900 shares of common stock through 2004 at a conversion rate of $3.00 per share. The stock was issued in exchange for $900,000 of preferred subscribed and unissued stock which had been originally funded by the contribution of 300,000 shares in another publicly traded company valued at approximately $3.00 per share.


 Note 14 - Continued Operations

 At June 30, 1998, the Company's financial statements and key financial indicators presented a financial picture of an entity that had not been able to take advantage of certain economies of scale as expenses and liabilities outpaced earnings.

 On March 15, 1999, the Company facilitated the acquisition of certain assets of PC DYNAMICS CORPORATION ("PCD") by the Company's wholly owned subsidiary, PC DYNAMICS OF TEXAS, INC., and subsequently moved all manufacturing and corporate operations of the Company to the leased facility previously occupied by PCD. This move was viewed as an effort to apply corporate overhead to a larger manufacturing base.

 At June 30, 1999, the Company had completed the move and had ramped up operations and, shortly thereafter, initiated a limited second production shift. The Company was still requiring outside cash infusion, but mainly as a result of moving costs and costs associated with the acquisition.

 From June 30, 1999 through November 30, 1999, stockholders had advanced and loaned the Company approximately $800,000 to meet its cash requirements. During this period, the Company enacted a plan to upgrade quality control procedures in order to reduce waste and spoilage. These procedures were designed to improve manufacturing efficiency in an effort to help achieve operational profitability. The directors are continuing to seek additional equity funding and are optimistic that the reverse acquisition merger discussed in Note 1 will provide the needed capital platform to raise additional equity and continue operations.

 The accompanying financial statements were prepared as if the Company would continue as a going concern and, therefore, contemplates the realization of assets and the liquidation of liabilities in the normal course of business. If the Company is unable to continue to generate increased sales, increased profitability, or obtain additional equity participation to cover negative cash flows, a director and several related party stockholders have agreed to fund the capital requirements of the Company through November 30, 2000.

 Note 15 - Unaudited Interim Financial Statements

 The financial statements as of May 31, 2000 and 1999, and for the six months then ended are unaudited; however, in the opinion of management, all adjustments (consisting solely of normal recurring adjustments) which are necessary in order to make the interim financial statements not misleading, have been made. The results of the interim period are not necessarily indicative of the results to be obtained for a full fiscal year.

                                PART III

                           Index of Exhibits

 Ex. 2.1   Agreement and Plan of Reorganization by and between Performance
           Interconnect Corp, its undersigned shareholders and Espo's Inc     *
 Ex. 3.1   Certificate of Incorporation filed in the Office of the Secretary
           of State of the State of New York, November 29, 1990.              *
 Ex. 3.2 Certificate of Amendment of Certificate of Incorporation filed in the Office of the Secretary of State of the State of New York,
           July 17, 1998                                                      *
 Ex. 3.3 Certificate of Amendment of Certificate of Incorporation filed in the Office of the Secretary of State of the State of New York,
           October 27, 1998.                                                  *
 Ex. 3.4 Certificate of Amendment of Certificate of Incorporation filed in the Office of the Secretary of State of the State of New York,
           March 20, 2000.                                                    *
 Ex. 3.5   Bylaws.                                                            *
 Ex. 4.1   Form of letter describing employee stock option plan.              *
 Ex. 4.2   Letter agreement dated November 29, 1999, providing for issuance of preferred stock of Espo's to Nations Corp. in exchange for common stock of uniView Technologies Corp.  This preferred stock
           has not yet actually been issued.                                  *
 Ex. 4.3   Letter agreement dated December 27, 1999, providing for issuance of preferred stock of Espo's to CMLP Group Ltd. and Winterstone Management Inc., in exchange for Series A preferred stock of Performance Interconnect Corp. This preferred stock has not yet
           actually been issued.                                              *
 Ex. 4.4 Letter Agreement dated October 9, 1998, providing for issuance of preferred stock of Performance Interconnect Corporation in
           exchange for its promissory notes.                                 *
 Ex. 4.5 Warrant dated as of October 22, 1997, authorizing the purchase of 4,000,000 shares of common stock of Performance Interconnect Corp.
           at $0.50 per share.                                                *
 Ex. 4.6 Letter dated February 24, 2000, addressed to Travis Wolff, describing commitment to fund capital requirements of Performance
           Interconnect Corp. through November 30, 2000.                      *
 Ex. 4.7 Promissory Note dated June 7, 1999, in the principal sum of $75,000.00, by Performance Interconnect Corp. in favor of Gay
           Rowe.                                                              *
 Ex. 4.8 Promissory Note dated May 1, 1999, in the principal sum of $200,000.00, by Performance Interconnect Corp. in favor of Gay
           Rowe.                                                              *
 Ex. 4.9 Promissory Note dated August 31, 1997, in the principal sum of $50,000.00, by Varga Investments, Inc., in favor of Ed Stefanko. (Varga Investments was a limited partnership formed to acquire
           I-Con Industries.)                                                 *
 Ex. 4.10 Security Agreement dated August 31, 1997, by and between Ed Stefanko, Secured Party, and Varga Investments, Inc., Debtor.
           (Varga Investments was a limited partnership formed to acquire
           I-Con Industries.)                                                 *
 Ex. 4.11  Letter agreement dated October 15, 1999, by Winterstone
           Management, Inc., and Performance Interconnect Corp,               *
 Ex. 4.12 Promissory Note dated October 15, 1999, in the principal sum of $619,477.88, by Performance Interconnect Corp. in favor of Nations
           Investment Corp., Ltd.                                             *
 Ex. 4.13 Promissory Note dated October 15, 1999, in the principal sum of $594,777.69, by Performance Interconnect Corp. in favor of Nations
           Investment Corp.                                                   *
 Ex. 4.14  Security Agreement dated June 30, 1999, by Winterstone Management
           Inc and Performance Interconnect Corp.                             *
 Ex. 4.15  Note dated September 30, 1999, in the principal sum of
           $250,000.00, by Winterstone Management, Inc., in favor of Zion
           Capital, Inc.                                                      *
 Ex. 4.16  Secured Promissory Note dated August 12, 1998, in the principal sum of $131,570.00, by Performance Interconnect Corp. in favor of
           FINOVA Capital Corporation.                                        *
 Ex. 4.17  Secured Promissory Note dated August 12, 1998, in the principal sum of $318,430.00, by Performance Interconnect Corp. in favor of
           FINOVA Capital Corporation.                                        *
 Ex. 4.18 Loan and Security Agreement dated as of August 12, 1998, by Performance Interconnect Corp. in favor of FINOVA Capital
           Corporation.                                                       *
 Ex. 4.19  Loan and Security Agreement dated March 25, 1999, by and between
           PC Dynamics of Texas, Inc., and FINOVA Capital Corporation.        *
 Ex. 4.20  Loan Schedule dated March 25, 1999, by PC Dynamics of Texas, Inc.,
           and FINOVA Capital Corporation.                                    *
 Ex. 4.21 Subordination and Standstill Agreement dated March 25, 1999, among FINOVA Capital Corporation, M-Wave, Inc., and PC Dynamics of
           Texas, Inc.                                                        *
 Ex. 4.22  Environmental Certificate and Indemnity Agreement dated as of
           March 25, 1999, by PC Dynamics of Texas, Inc., in favor of FINOVA
           Capital Corporation.                                               *
 Ex. 4.23 Continuing Personal Guaranty dated March 25, 1999, by D. Ronald Allen, guaranteeing obligations of PC Dynamics of Texas, Inc.,
           Borrower, to FINOVA Capital Corporation, Lender.                   *
 Ex. 4.24 Continuing Corporate Guaranty dated March 25, 1999, by Associates Funding Group, Inc., guaranteeing obligations of PC Dynamics of
           Texas, Inc., Borrower, to FINOVA Capital Corporation, Lender.      *
 Ex. 4.25 Continuing Limited Corporate Guaranty dated March 25, 1999, by JH &BC, Inc., guaranteeing obligations of PC Dynamics of Texas, Inc.,
           Borrower, to FINOVA Capital Corporation, Lender.                   *
 Ex. 4.26 Continuing Corporate Guaranty dated March 25, 1999, by Performance Interconnect Corporation, guaranteeing obligations of PC Dynamics
           of Texas, Inc., Borrower, to FINOVA Capital Corporation, Lender.   *
 Ex. 4.27 Continuing Corporate Guaranty dated March 25, 1999, by Winterstone Management, Inc., guaranteeing obligations of PC Dynamics of
           Texas, Inc., Borrower, to FINOVA Capital Corporation, Lender.      *
 Ex. 4.28  Secured Promissory Note dated March 25, 1999, by PC Dynamics of
           Texas, Inc., in favor of FINOVA Capital Corporation.               *
 Ex. 4.29  Amended and Restated Purchase & Sale Agreement dated March 31,
           1998, by I-Con Industries, Inc., and Performance Interconnect
           Corp., Sellers, in favor of USA Funding, Inc., Purchaser. This is
           a sale of accounts receivable.                                     *
 Ex. 10.1  Letter dated June 2, 1999, by Performance Interconnect Inc. to
           M-Wave Inc.                                                        *
 Ex. 10.2 Lease of upgrade Mark V Bearing Spindle Drill, S/N 128, dated 11/12/97, by Excellon Automation Co. in favor of Winterstone
           Management, Inc. and I-Con Industries, Inc.                        *
 Ex. 10.3  Equipment Lease Agreement dated 5/15/98 by Excellon Automation
           Co., in favor of Performance Interconnect, Inc.                    *
 Ex. 10.4  Guaranty by D. Ronald Allen of amounts set forth in Excellon Lease
           Agreement dated May 15, 1998.                                      *

 Ex. 10.5  Agreement dated as of March 15, 1999, between PC Dynamics,
           Corporation, and PC Dynamics of Texas, Inc.                        *
 Ex. 10.6  Guaranty dated as of March 15, 1999, by D. Ronald Allen in favor
           of PC Dynamics Corporation.                                        *
 Ex. 10.7  Guaranty dated as of March 15, 1999, by Performance Interconnect
           Corp. in favor of PC Dynamics Corporation.                         *
 Ex. 10.8  Assumption of Liabilities dated March 15, 1999, by PC Dynamics of
           Texas, Inc., in favor of PC Dynamics Corporation.                  *
 Ex. 10.9  Royalty Agreement dated March 15, 1999, between PC Dynamics
           Corporation and PC Dynamics of Texas, Inc.                         *
 Ex. 10.10 Promissory Note dated March 15, 1999, in the principal sum of
           $773,479.00 by PC Dynamics of Texas, Inc., in favor of PC Dynamics
           Corporation.                                                       *
 Ex. 10.11 Lease dated as of March 25, 1999, by PC Dynamics Corporation,
           Landlord, and PC Dynamics of Texas, Inc., Tenant.                  *
 Ex. 10.12 Promissory Note dated March 15, 1999, in the principal sum of
           $293,025.00 by PC Dynamics of Texas, Inc., in favor of PC Dynamics
           Corporation.                                                       *
 Ex. 10.13 Letter dated May 27, 1999, by Joseph A. Turek on behalf of M-Wave
           (parent company of PC Dynamics Corporation) on Poly Circuits letterhead to Ron Allen (on behalf of Performance Interconnect. *
 Ex. 21    Subsidiaries of the Company                                        *
 Ex. 27    Financial Data Schedule

       * Exhibits incorporated by reference to the Company's Registration Statement on Form 10-SB (File No. 1-158211) filed on April 12, 2000.

                               SIGNATURES

       In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this third amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    ESPO'S INC.
                                    Date: May 30, 2001

                                    By:/s/ D. Ronald Allen
                                    D. Ronald Allen, President